UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

0-13992

CUSIP NUMBER

232441105

(Check one): ☑ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

______________________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Cyber Digital, Inc.

Full Name of Registrant

___________________________________________________________________________________________________

Former Name if Applicable

400 Oser Avenue, Suite 200

Address of Principal Executive Office (Street and Number)

Hauppauge, New York 11788

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cyber Digital, Inc. (the "Registrant") is unable to timely file its annual report on Form 10-KSB for the fiscal year ended March 31, 2009 (the "Form 10-KSB") because the bankruptcy filing of one of its subsidiaries, New Rochelle Telephone Corp. ("NRT"), was converted from a filing under Chapter 11 of the federal bankruptcy laws to a filing under Chapter 7 of the federal bankruptcy laws as of January 9, 2009. The Registrant believes that this development will have a material effect on its business. However, this development has resulted in a delay in the completion of the Registrant's financial statements on Form 10-KSB. The Registrant is currently in the process of completing its financial statements g and believes that the Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date pursuant to Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
J.C. Chatpar	(631)	231-1200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

___________________________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See statement contained in response to Part III above.

___________________________________________________________________________________________________

Cyber Digital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 26, 2009

By: /s/J.C. Chatpar

J.C. Chatpar

Chairman of the Board, President and Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations

(See 18 U.S.C. 1001).